SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Donald L. Smith, Jr.

595 South Federal Highway, Suite 500

Boca Raton, FL 33432

(Name, address and telephone number of person authorized to receive notices and communications)

February 10, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 251588109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Donald L. Smith, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,378,474 (1) 9 SOLE DISPOSITIVE POWER 386,181 10 SHARED DISPOSITIVE POWER 1,378,474 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,474 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%
14	TYPE OF REPORTING PERSON IN
(1)	The Reporting Persons may be deemed to be members of a group that beneficially owns 6,000,000 shares of Common Stock pursuant to a voting agreement described in Item 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP No. 251588109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Smithcon Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,378,474 (1) 9 SOLE DISPOSITIVE POWER 17,628 10 SHARED DISPOSITIVE POWER 1,378,474 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,474 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%
14	TYPE OF REPORTING PERSON CO
(1)	The Reporting Persons may be deemed to be members of a group that beneficially owns 6,000,000 shares of Common Stock pursuant to a voting agreement described in Item 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP No. 251588109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Smithcon Family Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,378,474 (1) 9 SOLE DISPOSITIVE POWER 985,365 10 SHARED DISPOSITIVE POWER 1,378,474 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,474 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%
14	TYPE OF REPORTING PERSON PN
(1)	The Reporting Persons may be deemed to be members of a group that beneficially owns 6,000,000 shares of Common Stock pursuant to a voting agreement described in Item 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP No. 251588109	Page 5 of 8 Pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the joint filing on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2004, and amended on April 21, 2005, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

This statement relates to the common stock, par value $.10 per share (the “Common Stock”), issued by Devcon International Corp., a Florida corporation (the “Company”). The principal executive offices of the Company are located 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is filed by (i) Donald L. Smith, Jr. with respect to shares of Common Stock beneficially owned by him, Smithcon Investments, Inc. (“Smithcon”) and Smithcon Family Investments, Ltd. (the “Partnership”); (ii) Smithcon, with respect to shares of Common Stock beneficially owned by it and the Partnership; and (iii) the Partnership, with respect to shares of Common Stock beneficially owned by it. The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons”.

(b)	The address of the principal business and principal office of Donald L. Smith, Jr. is c/o Devcon International Corp., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

(c)	The address of the principal business and principal office of Smithcon is c/o Devcon International Corp., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. Donald L. Smith, Jr. is the sole director and President of Smithcon.

(d)	The address of the principal business and principal office of the Partnership is c/o Devcon International Corp., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. Smithcon is the general partner of the Partnership.

(e)	None of the Reporting Persons, or any of the officers or directors of such Reporting Persons to the extent such Reporting Person is a corporation, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Donald L. Smith, Jr. is a citizen of the United States of America.

(g)	Each of Smithcon and the Partnership is organized under the laws of the State of Florida

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended to add the following:

On February 10, 2006, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to certain institutional investors (collectively, the “Investors”) in connection with a private placement transaction an aggregate principal amount of $45,000,000 of Notes (the “Notes”) along with Warrants (the “Warrants”) to acquire an aggregate of 1,650,943 shares of common stock (“Common Stock”), par value $0.01 per share, of the Company at an exercise price of $11.925 per share. In addition, the Company has stated that it anticipates that the Investors will subsequently receive an aggregate of 45,000 shares of Series A convertible preferred stock (“Preferred Stock”), par value $0.01 per share, of the Company with a conversion price of $9.54 per share in exchange for the Notes and for no other additional consideration. Each Investor will surrender notes in a principal amount equal to $1,000 for each share of Preferred Stock. The consummation of the Purchase Agreement is subject to customary closing conditions, including the effectiveness of shareholder approval of (i) the creation of a new class of preferred stock, (ii) the creation of a new series of preferred stock designated Series A convertible preferred stock and (iii) the potential issuance of greater than 20% of the Company’s outstanding shares of Common Stock upon conversion of the Preferred Stock and exercise of the Warrants.

CUSIP No. 251588109	Page 6 of 8 Pages

As a condition to the Investors entering into the Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the “Transaction”), the investors required that each of Ronald G. Lakey, Stephen J. Ruzika, Richard C. Rochon, Donald L. Smith, Jr., George M. Hare, Coconut Palm Capital Investors I, Inc. (as true and lawful attorney and proxy for the limited partners of Coconut Palm), Coconut Palm Capital Investors I, Ltd., Smithcon Family Investments, Inc. and Smithcon Family Investments, Ltd. (collectively, the “Shareholders”) agreed to enter into a Voting Agreement dated February 10, 2006 (the “Voting Agreement”) with respect to all of the Common Stock now owned and which may hereafter be acquired by the Shareholders and any other securities, if any, which such Shareholders are entitled to vote, or after the date thereof, become entitled to vote, at any meeting of shareholders of the Company (the “Other Securities”).

On February 8, 2006, the Shareholders approved the Transaction via written consent in lieu of a special meeting. However, the approval will not be effective until SEC rules and regulations relating to the delivery of an information statement to the Company’s shareholders have been complied with.

Except as set forth in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5 is hereby amended in its entirety to read as follows:

(a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person is based on 6,003,404 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 8, 2006, as provided by the Company.

(i) As of the close of business on February 8, 2006, Donald L. Smith, Jr. beneficially owned 1,378,474 shares of Common Stock, constituting approximately 22.7% of the shares outstanding.

(ii) As of the close of business on February 8, 2006, Smithcon beneficially owned 1,002,993 shares of Common Stock, constituting approximately 16.8% of the shares outstanding.

(iii) As of the close of business on February 8, 2006, the Partnership beneficially owned 985,365 shares of Common Stock, constituting approximately 16.8% of the shares outstanding.

(iv) As of the close of business on February 8, 2006, the Reporting Persons were deemed to beneficially own, in the aggregate, 1,378,474 shares of Common Stock, constituting approximately 22.7% of the shares outstanding.

(v) In addition, pursuant to the Voting Agreement, each of Donald L. Smith, Jr., Smithcon and the Partnership may be deemed to have the shared power to vote and be a member of a group that beneficially owns the 6,000,000 shares owned by each of the other Shareholders that executed the Voting Agreement, but disclaims beneficial ownership of such shares.

(b) Donald L. Smith has the shared power to vote and dispose of 1,389,174 shares of Common Stock. Smithcon and the Partnership do not have the power to vote and dispose of all of the shares of Common Stock beneficially owned by it. Smithcon owns 17,628 shares of Common Stock directly. Donald L. Smith, Jr. as the sole shareholder, officer and director of Smithcon, has the power to vote and dispose of all Common Stock either owned or controlled by Smithcon. Smithcon is the general partner of the Partnership. The Partnership owns 985,365 shares of Common Stock. Smithcon, as the sole general partner of the Partnership, and Donald L. Smith, Jr. (by virtue of his ownership of Smithcon), have the shared power to vote and dispose of Common Stock held by the Partnership. The Partnership has shared power to vote and dispose of the 985,365 shares of Common Stock owned by it. In addition, pursuant to the Voting Agreement, each of Donald L. Smith, Jr., Smithcon and the Partnership may be deemed to have the shared power to vote and be a member of a group that beneficially owns the 6,000,000 shares owned by each of the other Shareholders that executed the Voting Agreement, but disclaims beneficial ownership of such shares.

(c) No Reporting Person other than the Partnership has engaged in any transactions involving the class of securities reported herein. During the past 60 days, the Partnership received a distribution of 985,365 shares of Common Stock from the Trust.

(d) No person other than the respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

CUSIP No. 251588109	Page 7 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

As described in Item 4 and Item 5 above, certain of the Reporting Persons entered into the Voting Agreement in connection with the Purchase Agreement. Pursuant to the Voting Agreement, such Reporting Persons agreed to vote their beneficially owned shares in favor of the Transaction.

No Reporting Person has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Joint Filing Agreement

Exhibit 2.	Voting Agreement, dated as of February 10, 2006, among the Company and the shareholders named therein. (1)

(1)	Filed as Exhibit 10.2 to the Company’s Form 8-K filed on February 14, 2006 and incorporated herein by reference.

CUSIP No. 251588109	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2006

/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.

SMITHCON FAMILY INVESTMENTS, LTD.

By:	SMITHCON INVESTMENTS, INC., as general partner

	By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr. Chairman and Chief Executive Officer

SMITHCON INVESTMENTS, INC.

By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr. Chairman and Chief Executive Officer